Womp Studio, LLC

Financial Statements

December 31, 2017



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

WOMP STUDIO, LLC

Table of Contents

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT ACCOUNTANTS

To the Members
Womp Studio, LLC
Brooklyn, New York

We have reviewed the accompanying financial statements of Womp Studio, LLC (the "Company"), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations and members' equity, and cash flows for the period from September 1, 2016 (inception) to December 31, 2016 and for the year ended December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

Keiter

February 26, 2019
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

WOMP STUDIO, LLC

Balance Sheets
December 31, 2017 and 2016

<u>Assets</u>		<u>2017</u>		<u>2016</u>
Current assets:				
Cash	$	6,573	$	-
Deposits		7,800		7,800
Property and equipment, net		65,151		-
Total assets	$	79,524	$	7,800
<u>Liabilities and Members' Equity</u>				
Current liabilities:				
Accounts payable and accrued expenses	$	2,316	$	-
Members' equity		77,208		7,800
Total liabilities and members' equity	$	79,524	$	7,800

See report of independent accountants and accompanying notes to financial statements.

WOMP STUDIO, LLC

Statements of Operations and Members' Equity
Year Ended December 31, 2017 and for the period from
September 1, 2016 (inception) to December 31, 2016

	2017	2016
Revenue	$ 75,423	$ -
Cost of goods sold:		
Materials	14,586	-
Merchant fees	1,181	-
Contractors	57,424	-
Total cost of goods sold	73,191	-
Gross profit	2,232	-
Operating expenses:		
Personnel expenses	56,898	1,000
Rent expense	46,886	-
General and administrative expenses	23,748	-
Depreciation	11,497	-
Total operating expenses	139,029	1,000
Net loss	(136,797)	(1,000)
Members' equity, beginning of period	7,800	-
Distributions	(5,456)	-
Contributions	211,661	8,800
Members' equity, end of period	$ 77,208	$ 7,800

See report of independent accountants and accompanying notes to financial statements.

WOMP STUDIO, LLC

Statements of Cash Flows
Year Ended December 31, 2017 and for the period from
September 1, 2016 (inception) to December 31, 2016

	2017	2016
Cash flows from operating activities:		
Net loss	$ (136,797)	$ (1,000)
Adjustments to reconcile net loss to net cash from operating activities:		
Depreciation	11,497	-
Change in operating assets and liabilities:		
Deposits	-	(7,800)
Accounts payable and accrued expenses	2,316	-
Net cash used in operating activities	(122,984)	(8,800)
Cash flows used in investing activities:		
Purchase of property and equipment	(76,648)	-
Cash flows from financing activities:		
Distributions to members	(5,456)	-
Contributions from members	211,661	8,800
Net cash provided by financing activities	206,205	8,800
Net change in cash	6,573	-
Cash, beginning of period	-	-
Cash, end of period	$ 6,573	$ -

See report of independent accountants and accompanying notes to financial statements.

WOMP STUDIO, LLC

Notes to Financial Statements

1. **Summary of Significant Accounting Policies:**

    Nature of Business: Womp Studio, LLC (the "Company") was organized in the state of Delaware on September 1, 2016 and operates out of New York. The Company operates a 3D printing and design firm.

    Management's Plans: The Company's strategic plan for 2019 and beyond is focused on reaching profitability and continuing both paid and organic growth. These objectives will be achieved through developing software, onboarding new global partners, and growing the Company's marketing, advertising and user growth efforts. The Company believes that the combination of its strategic plan and capital contributions from its financing operations will enable the Company to continue for a reasonable period of time.

    Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification.

    Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Property and Equipment: Property and equipment consists of 3D printers that are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation of property and equipment is computed using the straight-line method based upon the estimated useful lives of related assets, which is five years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations. No depreciation expense was incurred during 2016. The Company incurred depreciation expense of $11,497 for 2017.

    Revenue Recognition: The Company recognizes revenue in the period services are performed and are billable.

    Advertising Costs: The Company expenses advertising and sales promotion costs as incurred. There was no advertising expense for 2016. Advertising expense was $651 for 2017.

    Income Taxes: The Company is treated as a partnership for federal and state income tax purposes, and its members report their respective share of the Company's taxable income or loss on their income tax return. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements.

5

1. **Summary of Significant Accounting Policies, Continued:**

Income Tax Uncertainties: The Company follows the FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company's tax position and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Recent Accounting Pronouncements:

Revenue: The FASB issued new guidance over revenue recognition which eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach. The new standard will be effective for periods beginning after December 15, 2018, and will permit the use of either the retrospective reporting for previous periods or the cumulative effect transition method. The Company is currently evaluating the reporting and economic implications of the new standard.

Leases: The FASB issued new guidance over leases which requires that all leasing activity with initial terms in excess of twelve months be recognized on the balance sheet with a right of use asset and a lease liability. The standard will require entities to classify leases as either a finance, or operating lease based upon the contractual terms. For finance leases, the right to use asset and lease liability will be calculated based upon the present value of the lease payments. The asset will then be amortized and the interest on the obligation will be recognized separately within the statement of operations. For operating leases, the right to use asset and lease liability will also be calculated based upon the present value of the lease payments. However, the cost of the lease will generally be allocated over the lease term on a straight-line basis and presented as a single expense on the statement of operations. The new standard will be effective for periods beginning after December 15, 2019, and will require entities to use a modified retrospective approach to the earliest period presented. The Company is currently evaluating the reporting and economic implications of the new standard.

Subsequent Events: Management has evaluated subsequent events through February 26, 2019, the date the financial statements were available for issuance and has determined there are no subsequent events to be reported in the accompanying financial statements other than disclosed below.

2.   **Lease:**

The Company leases its office under a non-cancelable operating lease agreement with an expiration date of November 2019. Monthly rent expense for the office is $3,900 and the lease calls for various incremental charges. Total rent expense related to this location was $46,886 for 2017. The office lease calls for deposits totaling $7,800, included on the accompanying balance sheets. Future rent expense related to the office is expected to be $46,800 for 2018 and 2019.